SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                         The Hallwood Group Incorporated
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                                (Name of Issurer)


                     Common Stock, $0.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    406364307
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                                 (CUSIP Number)

                              W. Alan Kailer, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                             Dallas, Texs 75202-2799
                                 (214) 855-4500
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                October 23, 2001
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406364307

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons:


          Alpha Trust
          ----------------------------------------------------------------------

     2    Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) [  ]         (b)[  ]

     3    SEC Use Only
                      ----------------------------------------------------------

     4    Source of Funds (See instructions)    OO
                                             ---------

     5 Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6    Citizenship or Place of Organization
                                     Island of Jersey, Channel Islands
                                     -------------------------------------------


                                          7. Sole Voting Power            0
                                                                     ----------
         Number  of Units  Beneficially   8. Shared Voting Power      1,134,036
         Owned   by   Each    Reporting                              ----------
         Person With:                     9. Sole Dispositive Power       0
                                                                     ----------
                                         10. Shared Dispositive Power 1,134,036
                                                                     -----------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                   1,134,036*
          ----------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row 11 Excludes Certain Units (See Instructions) [ ]

     13.  Percent of Class Represented by Amount in Row 11.
                                      64.1%
          ----------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions):
                                       OO
          ----------------------------------------------------------------------

--------
* Consists of 790,087 shares of common stock currently owned, 172,302 shares of common stock issuable upon conversion of a Promissory Note, dated March 16, 2000 (convertible at $10.13 per share after March 16, 2001) and 171,647 shares of common stock issuable upon conversion of a Promissory Note, dated September 15, 2000 (convertible at $6.47 per share after September 15, 2001)

CUSIP No. 406364307

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons:
                   Anthony J. Gumbiner
          ----------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)               (b)

     3.   SEC Use Only
                      ----------------------------------------------------------

     4.   Source of Funds (See instructions)  OO
                                            ---------

     5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship or Place of Organization     United Kingdom
                                              ----------------------------------



                                          7. Sole Voting Power            0
                                                                     ----------
         Number  of Units  Beneficially   8. Shared Voting Power      1,134,036
         Owned   by   Each    Reporting                              ----------
         Person With:                     9. Sole Dispositive Power       0
                                                                     ----------
                                         10. Shared Dispositive Power 1,134,036
                                                                     ----------

    11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                   1,134,036*
          ----------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row 11 Excludes Certain Units (See Instructions) [ ]

    13.   Percent of Class Represented by Amount in Row 11.
                                   64.1%
          ----------------------------------------------------------------------

    14.  Type of Reporting Person (See Instructions):
                                  OO
         -----------------------------------------------------------------------


--------
* Consists of 790,087 shares of common stock currently owned, 172,302 shares of common stock issuable upon conversion of a Promissory Note, dated March 16, 2000 (convertible at $10.13 per share after March 16, 2001) and 171,647 shares of common stock issuable upon conversion of a Promissory Note, dated September 15, 2000 (convertible at $6.47 per share after September 15, 2001)

                                  Schedule 13D

         This Amendment No. 4 to Schedule 13D amends the Schedule 13D (the "Schedule 13D"), filed by Alpha Trust, a trust formed under the laws of the Island of Jersey, Channel Islands (the "Trust") , and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D. "No material changes" means no material changes to the response contained in the Trust's Schedule 13D previously filed.

Item 1.  Security and Issuer.


                  No material changes.

Item 2.  Identity and Background.

          (a)  Name:

               The person on whose behalf this statement is filed is the Trust, a trust formed under the laws of the Island of Jersey, Channel Islands. The trustee of the Trust is Radcliffes Trustee Company S.A. Anthony J. Gumbiner, his wife Mylene Gumbiner, their descendants, and Trafalgar foundation, an independent charity, are discretionary beneficiaries of the Trust. The Trust owns the securities that are the subject of this Schedule 13D through Hallwood Investments Limited ("HIL"), a corporation organized under the laws of the British Virgin Islands and wholly-owned by the Trust. Mr. Gumbiner and his wife are the officers and directors of HIL. Mr. Gumbiner is also Chairman and director of The Hallwood Group Incorporated (the "Company").

          (b) The principal address of the Trust is c/o Radcliffes Trustee Company S.A., 12 Rue l'Arquebuse, 1204 Geneva Switzerland. The address of the principal office of Mr. Gumbiner and his wife and of HIL is Le Roccabella, 24 Princess Grace Avenue, Monte Carlo, 98000, Monaco.

          (c)  The  principal   business  of  each  of  the  Trust  and  HIL  is
               investments.

          (d) None of the parties identified in (a), above have been convicted of in a criminal proceeding in the past five years.

          (e) None of the parties identified in (a), above have been a party to a civil proceeding resulting in a judgment, during a final order informing future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

          (f) The Trust is organized under the laws of the Island of Jersey, Channel Islands. HIL is organized under the laws of the British Virgin Islands. Mr. Gumbiner is a citizen of the United Kingdom. Mrs. Gumbiner is a citizen of France.

Item 3.  Source and Amount of Funds or Other Consideration.


                  On October 23, 2001 HIL purchased 63,400 shares (the "Shares") of common stock, par value $0.10 per share (the "Common Stock"), of the Company from a third party in a privately negotiated transaction.

                  In March 2000 and September 2000, the Company entered into loan agreements with Hallwood Investments Limited, an entity wholly-owned by the Trust, in the amounts of $1,500,000 and $1,000,000, respectively (together, the "Notes"). The Notes are convertible (both principal and accrued interest) into Common Stock twelve (12) months after the date of issuance at $10.13 per share, in the case of the March Note, and $6.47 per share, in the case of the September Note.

Item 4.  Purpose of Transactions.


                  The  Trust  acquired  the  Shares  for  investment.  The  loan agreements were entered into to provide the Company with additional working capital. The Trust has and intends to review its investment in the Company on a continuing basis and, depending on market conditions and other factors, may acquire additional securities, dispose of all or any portion of the securities it now owns or may hereafter acquire, seek to engage in extraordinary corporate transactions, such as a merger or other reorganization involving the Company or a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries (which extraordinary transaction could involve one or more of the matters described in clauses (a) through (j) of Schedule 13D) and take any other action that the Trust may deem to be appropriate in the circumstances. Whether the Trust takes any of the foregoing actions will depend upon its evaluation of pertinent factors, including without limitation, the availability of shares of Common Stock for purchase or acquisition at particular price levels or upon particular terms; the capital needs of the Company and the Trust; the business and prospects of each of the Company and the Trust; economic, stock market, and money market conditions; other business and investment opportunities available to the Trust; regulatory requirements; other circumstances that may make it advantageous to the Trust to either increase or decrease its ownership of the Company's securities and other requirements of the Trust.


                  Except as stated above, the Trust has not formulated any plans or proposals of the type referred to in clauses (a)-(j) of
                  Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          (a) As of the date of this filing, HIL owns 790,087 shares of Common Stock, and currently has the right to purchase 343,947 shares of Common Stock upon conversion of the Notes. The aggregate 1,134,036 shares of Common Stock beneficially owned by the Trust represents approximately 64.1% of the Common Stock outstanding on July 31, 2001, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

          (b) The Shares are owned by HIL, which is wholly-owned by the Trust. Because Mr. Gumbiner is the principal director and officer of HIL, Mr. Gumbiner and the Trust may be deemed to share voting and dispositive power over the Shares.

          (c)  None.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None, except as described in Item 5, above.

Item 7.  Materials Filed as Exhibits.

          (a) Promissory Note, dated March 16, 2000 (incorporated by reference from Exhibit 10.16 to the Company's Quarterly Report on Form 10-Q, filed on May 15, 2000).

          (b) Promissory Note, dated September 15, 2000 (incorporated by reference from Exhibit 10.18 to the Company's Quarterly Report on Form 10-Q, filed on November 14, 2001).

          (c)  Joint Acquisition Statement.

                                    SIGNATURE



         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: November 5, 2001                      ALPHA TRUST


                                            By: Radcliffes Trustee Company S.A.,
                                                Trustee


                                            By: /s/ Richard Crook
                                               ---------------------------------
                                               Name:  Richard Crook
                                               Title: Authorized Representative



                                            By:  /s/ Serge Richard
                                               ---------------------------------
                                               Name:  Serge Richard
                                               Title: Authorized Representative


                                             /s/ Anthony J. Gumbiner
                                            ------------------------------------
                                            Anthony J. Gumbiner